82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

TELEFAX

03007323

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z.HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX NO:	001 202 942 9624
DATUM/DATE	05.03.2003 Mi
BETREFF/REF:	Press Release
SEITEN/PAGES	3

SUPPL

03 MAR -5 AM 7:21

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

dlw 3/12

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

March 5, 2003

PRELIMINARY CONSOLIDATED RESULTS 2002

- **Another record result in a row**
  - At EUR 83 million, net income reached a new all-time high
  - Operating profit once again improved: +12.3 % to EUR 135 million
- **Current market situation:**
  - As in previous periods, cartonboard customers are planning short-term and cautiously
  - Machine running times in the Cartonboard Division will be selectively adapted, if necessary
  - Satisfactory capacity utilization in the folding carton area

Preliminary US GAAP consolidated results for 2002:

consolidated in EUR millions	2002	2001	+/-
Net sales	1,266	1,122.9	+12.7%
Operating profit % of sales	135 10.7%	120.2 10.7%	+12.3%
Net income % of sales	83 6.6%	77.9 6.9%	+6.5%
Cash earnings % of sales	174 13.7%	159.7 14.2%	+9.0%

According to the preliminary figures, the Mayr-Melnhof Group increased consolidated net income to EUR 83 million (2001: EUR 77.9 million), thus reaching another record level in a row. Furthermore, consolidated sales rose by 12.7 % to EUR 1,266 million (2001: EUR 1,122.9 million), resulting mostly from a significantly higher volume dispatched and companies acquired. About two thirds of this increase resulted from acquisitions. Operating profit was up 12.3 % totaling EUR 135 million (2001: EUR 120.2 million). This improvement was mainly attributable to market success and cost reduction programs in the folding carton area and increased cartonboard sales. The operating margin leveled at 10.7 % (2001: 10.7 %).

Due to the high uncertainty of the economic development and price increases for cartonboard as well as folding cartons at mid-year, business became gradually more short-term during the course of the second half-year 2002. However, the strategy to keep European cartonboard price levels unchanged and to adapt cartonboard capacity to the demand by taking selective downtime was successfully implemented. Reduced specific earnings contribution from the Cartonboard Division's overseas business during the second half-year was compensated by higher volume.

Resulting from strong demand in the first half-year and rising overseas exports, the Cartonboard Division registered overall a significantly higher annual capacity utilization of 93 % (previous year 89 %), despite the necessary production curtailment in the second half-year. The average order backlog leveled at 78,000 tons (2001: 53,000 tons).

Due to both, the better utilization of capacities and acquisitions, the volumes produced and sold were up approximately 13 % reaching about 1.44 million tons (2001: 1.28 million tons).

Despite an already noticeable restraint on consumption in the major Western European markets, the folding carton business demonstrated a largely robust development. Based on consequent cost reduction and integration measures, this area was able to improve earnings significantly.

Development in the 4th quarter

With consolidated sales of EUR 326 million (Q4 2001: EUR 276.4 million), the Mayr-Melnhof Group achieved an operating profit of EUR 30 million; clearly exceeding the previous year's level (Q4 2001: EUR 21.2 million). The decline compared to the third quarter 2002 (EUR 37.4 million) mainly results from seasonally lower utilization rates primarily in December. After 94 % in the third quarter, the Cartonboard Division's capacity utilization rate decreased to 83 % in the fourth quarter, which was mainly attributable to the substantial downtime, especially in the second half of December (2001: Q3: 90 %; Q4: 85 %).

Outlook 2003

Due to decreasing consumer confidence in Western Europe, customers of the Cartonboard Division still plan very cautiously and short-term. In line with this development, price pressure has started to emerge. Nevertheless, the target to keep European prices stable will be maintained. Although capacity utilization was satisfactory during the first weeks of this year, curtailments of production can again be expected throughout the course of the year despite sustained demand from overseas markets. Therefore, cost reduction and rationalization programs will be pursued on an ongoing basis. At approximately 60,000 tons by the end of February 2003, the Cartonboard Division's order backlog was at an unchanged low level.
In the overseas business cartonboard prices may have reached a bottom. Henceforth, a price increase of approximately 8 %, becoming effective immediately, was announced during February.

The situation with the recovered paper market has been characterized as stable since the mid of the fourth quarter 2002. However, due to exports to Asia, a price increase does remain possible during the first half-year.

The Packaging Division's performance with the most important markets registered a restrained start at the beginning of this year. Due to the current order intake however, generally satisfactory capacity utilization looms ahead.

At the end of the first quarter, and after certain economic indicators for 2003 have been clarified, we expect to be able to post our first estimates for the current year at that time.

Upon the release of the final figures on April 23, 2003, the key figures of the newly created division, Mayr-Melnhof Graphia, will be published along with the results of the Cartonboard and Packaging Divisions.
The acquisition of the Graphia Group in the previous year ranks Mayr-Melnhof among the leading European suppliers in the packaging segment for cigarettes and high-grade confectionary. Due to the size reached and the development focus towards this segment, the already existing cigarette packaging business has henceforth been aggregated with the business of the acquired Graphia Group in a separate division.

For further information, please contact:

Stephan Werba, Investor Relations
Tel.: +43/ 1 50136 1180, Fax. +43/ 1 50136 1195; Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
e-mail: investor.relations@mm-karton.com; Web Site: http://www.mayr-melnhof.com